UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of April 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On April 14, 2023, P.V. Nano Cell Ltd. (the “Company”) held a Special General Meeting of Shareholders. At the meeting, the Company’s shareholders voted on the proposals set forth in the Company’s proxy statement for the meeting that was attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on March 10, 2023 (the “Proxy Statement”). At the meeting, each of Proposals 1 and 2 set forth in the Proxy Statement were approved by the requisite majority vote of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2023	P.V. NANO CELL LTD.

	By:	/s/ Evyatar Cohen
		Name:	Evyatar Cohen
		Title:	Chief Financial Officer

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